

December 17, 2010

Mr. Kelvin Claney
Chief Executive Officer
International Commercial Television Inc.
299 Madison Avenue N. Suite C
Bainbridge Island, Washington 98110

> **Re:    International Commercial Television Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed June 22, 2010**
> **File No. 0-49638**

Dear Mr. Claney:

    We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 9A.  Controls and Procedures, page 20
Management's Annual Report on Internal Control Over Financial Reporting, page 21

1.    Please tell us why you do not provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting in management's annual report on internal control over financial reporting as required by Item 308T(a) of Regulation S-K.

Changes in internal control over financial reporting, page 22

2.      Please note that Item 308(T)(b) of Regulation S-K requires disclosure of any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please tell us why you believe your disclosure complies with Item 308(T) of Regulation S-K.

Item 14.  Principal Accountant Fees and Services, page 25

3.      Please tell us whether your principal accountant billed any fees for (i) assurance and related services reasonably related to the performance of the audit or review of your financial statements, (ii) professional services rendered for tax compliance, tax advice, and tax planning or (iii) other fees which should be disclosed pursuant to paragraphs (2), (3) and (4) of Item 14 of Form 10-K.

Exhibits, page 25

4.      Please provide the exhibits required by Item 601 of Regulation S-K.  For example, please file your articles of incorporation, bylaws and other instruments defining the rights of security holders and material contracts and agreements disclosed throughout the document, such as license agreements and stock purchase agreements.

Consolidated Financial Statements

Note 6 – Capital transactions, page F-16

5.      Please tell us whether the warrants issued in connection with the 2007 private placement as well as other outstanding warrants contain anti-dilution provisions similar to the anti-dilution provisions contained in the 2007 stock purchase agreement.  If so, please refer to ASC 815-40-15 (and more specifically to ASC 815-40-15-7D through 815-40-15-7F and ASC 815-40-55-33 through 815-40-55-34) and explain to us how you evaluated the anti-dilution provisions in determining whether or not the warrants are indexed to your stock and qualify for the first part of the scope exception in ASC 815-10-15-7(a).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3344 with any other questions.

Sincerely,


William H. Thompson
Accounting Branch Chief